AB 3/7

15047463

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Wash., DC 201

SEC FILE NUMBER
8- 13431

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Financial Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 N. Radnor-Chester Road
(No. and Street)

Radnor, (City) Pennsylvania (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carl R. Pawsat (336) 691-3486
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Commerce Square, Suite 700, 2005 Market Street (Address) Philadelphia, (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/15

OATH OR AFFIRMATION

I, Carl R. Pawsat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Distributors, Inc, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carl R Pawsat
Signature

Interim Financial and Operations Principal
Title

ROBYN E HICKS
NOTARY PUBLIC
GUILFORD COUNTY, NC

Robyn E. Hicks Expires 03/05/16
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Distributors, Inc.

Financial Statements and Supplementary Information

Years Ended December 31, 2014 and 2013
With Report of Independent Registered Public Accounting Firm

You're In Charge®

Lincoln
Financial Distributors®
A member of Lincoln Financial Group

Lincoln Financial Distributors, Inc.

Financial Statements and Supplementary Information

Years Ended December 31, 2014 and 2013

Contents

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Distributors, Inc.

We have audited the accompanying statements of financial condition of Lincoln Financial Distributors, Inc. (an indirect, wholly owned subsidiary of Lincoln National Corporation) (the Company), as of December 31, 2014 and 2013, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Financial Distributors, Inc. at December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 20, 2015

Lincoln Financial Distributors, Inc.

Statements of Financial Condition

	December 31	
	2014	**2013**
Assets		
Cash and invested cash	**$ 8,244,368**	$ 8,256,933
Commissions and fees receivable	**23,459,120**	21,091,536
Due from affiliates	**62,969**	822,974
Deferred tax asset	**608**	845
Other assets	**447,794**	–
Total assets	**$ 32,214,859**	$ 30,172,288
Liabilities and stockholder's equity		
Liabilities:		
Due to affiliates	**$ 23,664,370**	$ 21,119,131
Other liabilities	**65,903**	569,010
Total liabilities	**23,730,273**	21,688,141
Stockholder's equity:		
Common stock – $25 par value; 10,000 shares authorized; 8,000 shares issued and outstanding	**200,000**	200,000
Additional paid-in capital	**12,632,000**	12,632,000
Accumulated deficit	**(4,347,414)**	(4,347,853)
Total stockholder's equity	**8,484,586**	8,484,147
Total liabilities and stockholder's equity	**$ 32,214,859**	$ 30,172,288

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statements of Income

	Year Ended December 31	
	2014	**2013**
Revenues:		
Commissions and fees from third parties	**$ 193,095,556**	$ 204,427,062
Commissions and fees from affiliates	**1,360,311,640**	1,271,204,170
Interest	**4,198**	4,123
Other	**-**	3
Total revenues	**1,553,411,394**	1,475,635,358
Expenses:		
Commissions and agency expenses	**193,095,556**	204,427,062
Service charges from affiliates	**1,360,311,640**	1,271,204,170
Total expenses	**1,553,407,196**	1,475,631,232
Income before income tax expense (benefit)	**4,198**	4,126
Income tax expense (benefit)	**3,759**	43,098
Net income (loss)	**$ 439**	$ (38,972)

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statements of Changes in Stockholder's Equity

	Year Ended December 31	
	2014	**2013**
Common stock:		
Balance as of beginning and end of year	**$ 200,000**	$ 200,000
Additional paid-in capital:		
Balance as of beginning and end of year	**12,632,000**	12,632,000
Accumulated deficit:		
Balance as of beginning of year	**(4,347,853)**	(4,308,881)
Net income (loss)	**439**	(38,972)
Balance as of end of year	**(4,347,414)**	(4,347,853)
Total stockholder's equity as of end of year	**$ 8,484,586**	$ 8,484,147

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2014	2013
Cash flows from operating activities		
Net income (loss)	**$ 439**	$ (38,972)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Change in deferred tax asset	**237**	(237)
Change in commissions and fees receivable	**(2,367,584)**	(3,521,712)
Change in due from affiliates	**760,005**	(789,561)
Change in other assets	**(447,794)**	–
Change in due to affiliates	**2,545,239**	3,558,587
Change in other liabilities	**(503,107)**	335,473
Net cash used in operating activities	**(12,565)**	(456,422)
Net decrease in cash and invested cash	**(12,565)**	(456,422)
Cash and invested cash as of beginning of year	**8,256,933**	8,713,355
Cash and invested cash as of end of year	**$ 8,244,368**	$ 8,256,933
Supplemental disclosure of cash flow information		
Income tax paid	$ 960,751	$ 1,131,769

See accompanying notes.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Distributors, Inc. ("LFD" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer that is engaged in the business of wholesaling and marketing financial services products, such as mutual funds, variable life insurance, and variable annuities through financial intermediaries, such as stock brokerage firms, banks, and independent insurance agencies. LFD also receives commissions from affiliated insurance companies via intercompany transfers. LFD does not solicit or sell products directly to the general public. LFD is licensed to engage in broker-dealer activity throughout the United States. LFD is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid investments purchased with an original maturity of three months or less.

Commission and Fee Revenue and Expense

LFD is the principal underwriter for the wholesale distribution of all variable life and annuity products of LNL and Lincoln Life & Annuity Company of New York ("LLANY"). We recognize all commission and fee revenue for the distribution of these products. The selling costs related to the distribution of these products are then passed on to LNL who, through the processing and services agreements, pays the commissions on LFD's behalf. An accrual is recorded for fee income, and a corresponding accrual is recorded for the commission expense to be paid based on the fee income.

LFD also recognizes wholesaling revenue on 12b-1 fees received from separate account fund sponsors as compensation for marketing and distributing the underlying mutual funds. These 12b-1 fees are passed on to LNL to offset wholesale distribution expenses incurred on LFD's behalf. The 12b-1 fees received from separate account fund sponsors amounted to $255,223,497 and $215,874,623 in 2014 and 2013, respectively. These fees are included in commissions and fees from third parties to the extent expense is incurred on the Statements of Income. All other commission and fee revenue amounts are received from affiliates.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFD and LNL. Pursuant to an intercompany tax-sharing agreement with LNL, LFD provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFD will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 2 for additional information.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

New Accounting Standards

Adoption of New Accounting Standard – Definition of a Public Business Entity

In December 2013, the Financial Accounting Standards Board ("FASB") issued guidance to determine which entities are within the scope of the Private Company Decision-Making Framework: A Guide for Evaluating Financial Accounting and Reporting for Private Companies by defining a public business entity. Companies defined as "public business entities" are not eligible for the alternative accounting guidance afforded to nonpublic companies. The Company has determined that it meets the definition of a public business entity and follows the criteria for public business entities when adopting guidance issued by the FASB.

Future Adoption of New Accounting Standard – Revenue from Contracts with Customers

In May 2014, the FASB and International Accounting Standards Board ("IASB") issued guidance to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards ("IFRS"). Revenue must be recognized when the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, has occurred. Implementation of this guidance will require the Company to identify contracts with customers, identify the performance obligations in the contracts, determine the transaction prices, allocate the transaction prices to the performance obligations in the contracts, and recognize revenue when or as the entity satisfies the performance obligations. The guidance becomes effective for the December 31, 2017 annual reporting period. The Company is assessing the effect of this guidance on the consolidated financial statements.

2. Income Taxes

The federal income tax expense (benefit) was as follows:

	Year Ended December 31 2014	2013
Current	$ 3,522	$ 43,335
Deferred	237	(237)
Federal income tax expense (benefit)	$ 3,759	$ 43,098

A reconciliation of the effective tax rate differences was as follows:

	Year Ended December 31 2014	2013
Tax rate times pretax income	$ 1,469	$ 1,444
Effect of:		
Other items	2,290	41,654
Federal income tax expense (benefit)	$ 3,759	$ 43,098
Effective tax rate	90%	1,045%

The effective tax rate is the ratio of tax expense over pretax income (loss). The 2014 and 2013 income tax expense differs from the federal tax rate of 35% as a result of permanent differences.

The federal income tax asset (liability) was as follows:

	Year Ended December 31 2014	2013
Current	$ 1,632	$ (40,278)
Deferred	608	845
Total federal income tax asset (liability)	$ 2,240	$ (39,433)

Significant components of our deferred tax assets were as follows:

	Year Ended December 31	
	2014	**2013**
Deferred tax assets		
Net operating loss carryforward	**$ 608**	$ 845
Total deferred tax assets	**608**	845
Deferred tax liabilities		
Total deferred tax liabilities	**-**	-
Net deferred tax asset	**$ 608**	$ 845

Current federal income taxes receivable (liability) of $1,632 and $(40,278) at December 31, 2014 and 2013, respectively, is included in due from affiliates (due to affiliates) on the Statements of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2014 and 2013, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years; therefore, no valuation allowance was necessary. The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS") and state taxing jurisdictions. We do not anticipate that any adjustments that might result from such audits would be material to our results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2009, 2010, and 2011.

There are no uncertain tax positions related to the Company in the current year.

3. Agreements and Transactions with Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements and to better match expenses with related revenue, LFD has entered into various cost-sharing agreements with affiliates. Amounts due from affiliates primarily represent amounts due to LFD for the settlement of general and administrative expenses, and taxes and fees, as stipulated in the Master Services Agreement. Amounts due to affiliates primarily represent amounts due to LNL related to separate account 12b-1 fees as well as intercompany cost and tax-sharing agreements.

4. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC"), FINRA, and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws, and laws governing the activities of broker-dealers. While LFD is involved in various pending or threatened legal proceedings arising from the conduct of business either in the ordinary course or otherwise, such legal expenses are a part of our affiliate cost-sharing agreements. Based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFD's financial position.

5. Net Capital Requirements

LFD has elected to operate under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250,000 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements. Our operations do not include the physical handling of securities or the maintenance of open customer accounts; therefore, there are no reserve provisions pursuant to Rule 15c3-3. Accordingly, our minimum net capital requirement is $250,000.

	Year Ended December 31	
	2014	**2013**
Minimum net capital requirement	**$ 250,000**	$ 250,000
Net capital	**7,973,602**	7,660,328
Excess net capital	**$ 7,723,602**	$ 7,410,328

6. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Supplementary Information

Lincoln Financial Distributors, Inc.

Schedule I – Computation of Net Capital
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

December 31, 2014

Computation of net capital	
Total stockholder's equity qualified for net capital	$ 8,484,586
Less non-allowable assets:	
Due from affiliates	62,969
Deferred tax asset	608
Other assets	447,407
Total non-allowable assets	510,984
Other deductions	-
Net capital before haircuts on securities positions	7,973,602
Haircuts on securities	-
Net capital	$ 7,973,602
Computation of alternate net capital requirements	
2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3	$ -
Greater of $250,000 or 2% of combined aggregate debit items	$ 250,000
Excess net capital	$ 7,723,602
Excess net capital at 120% of minimum net capital requirement	$ 7,673,602

No material differences exist between the audited financial statement computation of net capital and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing as of December 31, 2014.

Lincoln Financial Distributors, Inc.

Schedule II – Statement Regarding Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2014

Lincoln Financial Distributors, Inc. is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(1) of that Rule.

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash., D.C.
201

Lincoln Financial Distributors, Inc.

Exemption Report
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

You're In Charge®

Lincoln Financial Distributors®
A member of Lincoln Financial Group

Lincoln Financial Distributors, Inc.

Exemption Report
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2014

Lincoln Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) for the period from June 1, 2014, through December 31, 2014, without exception.

I, Carl R. Pawsat, certify that, to my best knowledge and belief, this Exemption Report is true and correct.

Dated: February 20, 2015

Name: Carl R. Pawsat
Title: Interim Financial and Operations Principal

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lincoln Financial Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (exemption provision identified -(k)(1)) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision for the period from June 1, 2014 through December 31, 2014 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2015

SIPC-3 2014

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] VP & CCO 1/10/14
Authorized Signature/Title Date

8-013431 FINRA DEC 12/30/1970
LINCOLN FINANCIAL DISTRIBUTORS INC
350 CHURCH ST - MLB1
HARTFORD, CT 06103

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH, D.C. 201

Form SIPC-3 FY 2014

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2065**********************MIXED AADC 220
014685 FINRA DEC
LINCOLN FINANCIAL ADVISORS CORPORATION
ATTN: CARL PAWSAT
100 N GREENE ST # 4970
GREENSBORO NC 27401-2547

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH, D.C.
201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Carl Pawsat 336-691-3486

2. A. General Assessment (item 2e from page 2) $ 508,554

B. Less payment made with SIPC-6 filed (exclude interest) (240,407)
7/30/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 268,147

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 268,147

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 268,147

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lincoln Financial Advisors
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of February, 20 15.

Interim FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 464,969,505
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(260,883,030)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(664,998)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	(261,548,028)
2d. SIPC Net Operating Revenues	$ 203,421,477
2e. General Assessment @ .0025	$ 508,554
	(to page 1, line 2.A.)

Lincoln
Financial Distributors®
A member of Lincoln Financial Group
You're In Charge®

Lincoln Financial Distributors, Inc.
130 N. Radnor-Chester Road
Radnor, PA 19087